UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JAMF HOLDING CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

47074L105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,519,521
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,519,521

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,519,521
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.1%(1)
12.	Type of Reporting Person (See Instructions) IN, HC

1

Based on 125,795,772 shares of common stock outstanding as of October 24, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2023, filed with the SEC on November 8, 2023.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,519,521
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,519,521

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,519,521
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.1%(1)
12.	Type of Reporting Person (See Instructions) IA, OO

1

Based on 125,795,772 shares of common stock outstanding as of October 24, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended on September 30, 2023, filed with the SEC on November 8, 2023.

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the common stock of the Issuer on October 12, 2021, as amended on February 14, 2023 (together, the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4.	Ownership

(a)	through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the common stock.

Dragoneer Global Fund II, LP, a limited partnership (“DGF II”), is the direct holder of 7,862,949 shares of common stock and Jamboree DF Holdings, LP, a limited partnership (“Jamboree”), is the direct holder of 8,656,572 shares of common stock. As general partner of DGF II, Dragoneer Global GP II LLC, a Delaware limited liability company (“DGF II GP”), may also be deemed to beneficially own the shares of common stock directly held by DGF II. As general partner of Jamboree, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of common stock directly held by Jamboree.

Marc Stad is the sole member of Cardinal DIG CC, LLC, DGF II GP and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the common stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer